

Mail Stop 4720

March 21, 2016

Via E-mail
Mr. Jesper Brandgaard
Executive Vice President and Chief Financial Officer
Novo Nordisk A/S
Novo Alle
DK-2880 Bagsvaerd
Denmark

      Re: **Novo Nordisk A/S**
              Form 20-F for Fiscal Year Ended December 31, 2015
              Filed February 10, 2016
              File No. 333-82318

Dear Mr. Brandgaard:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information provided, we may raise additional comments.

Item 5 Operating and Financial Review and Propects
Operating Results, page 12

1. Please refer to Sales Development on page 6 of your Annual Report 2015 incorporated herein by reference. Tell us the extent to which increases or decreases in local currency net sales are attributable to changes in price versus the volume of goods sold for your products.

Notes to Consolidated Financial Statements
2.1 Net Sales and Sales Deductions, page 64

2. Please tell us the reason(s) for the change in gross-to-net sales adjustments from 27.9% of gross sales in 2013 to 40.9% of gross sales in 2015. Please also tell us whether and, if so, what impact the expected increasing price pressure on your prices in the US market will have on your future results of operations.

4.9 Financial Income and Expenses, page 87

3. You disaggregate financial income (expense) from forward contracts into three components: transferred from other comprehensive income, value adjustment of transferred contracts, and foreign exchange gain/loss on forward contracts. Tell us why you believe those three components are meaningful and how the amounts in Note 4.9 relate to amounts disclosed in Note 4.3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Senior Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance